Form 51-102F3

Material Change Report

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

January 10, 2006

Item 3

News Release

The news release was issued on January 10, 2006 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd (NSU-TSX and AMEX) (“The Company”) announced an updated independent resource estimate for the Bisha volcanogenic massive sulphide deposit in Eritrea which has noteworthy improvement over the October 2004 Bisha Resources Statement. The 2005 Bisha Resource Statement will be incorporated into the Final Bisha Feasibility Study.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

January 10, 2006

N E W S R E L E A S E

January 10, 2006

UPDATED RESOURCE STATEMENT FOR THE BISHA DEPOSIT IN ERITREA

Nevsun Resources Ltd (NSU-TSX and AMEX) (“The Company”) is pleased to announce an updated independent resource estimate for the Bisha volcanogenic massive sulphide deposit in Eritrea. The 2005 Bisha Resource Statement will be incorporated into the Final Bisha Feasibility Study.

A scoping study on the Bisha deposit, utilizing the 2004 resource statement, was released by AMEC Americas Limited (“AMEC”) in December 2005.  The robust economic results of this Bisha Scoping Study were released to the public on December 9th, 2005.  A 43-101 Technical Report and Preliminary Assessment for the Bisha Project was filed on December 30, 2005 and can be viewed on www.nevsun.com.

Highlights:

The noteworthy improvements between the 2005 Bisha Resource Statement (Table 1) and the October 2004 Bisha Resource Statement are:

a)

The addition of the measured resource category.

b)

An 8% increase in gold grade within the measured and indicated categories of the oxide layer and a 4% increase in the gold metal content to bring the total gold in the measured and indicated category to 1.084 million ounces.

c)

A 14% increase in copper grade within the measured and indicated categories of the supergene copper horizon and a 12% increase in copper metal content to bring the total supergene copper in the measured and indicated category to 655.87 million pounds.

d)

A 2% increase in zinc grade within the measured and indicated categories of the primary Zn (>2.0% Zn) body and a 4% increase in the zinc metal content to 1.74 billion pounds.

e)

A 100% increase in tonnage in the inferred category to 11.726 million tonnes from the previous 5.85 million tonnes.

f)

Overall measured and indicated Cu resources in the supergene and primary horizons now stands at 1,005 million pounds.

g)

Overall Zn resources (>2%) in the measured and indicated primary horizons now stands at 1,956 million pounds

h)

The inferred resources category now contains 1.38 billion pounds of Zn and 235 million pounds of Cu.

Table 1:  2005 Bisha Resource Statement

Category	Cut-off	Tonnes (000's)	Au g/t	Ag g/t	Cu%	Zn%	Au m oz	Ag m oz	Cu m lbs	Zn m lbs
Measured
Oxides	0.5 g/t Au	764	6.26	27.8	0.11	0.10	0.15	0.68
Supergene Cu	0.5% Cu	844	0.77	43.6	5.03	0.24	0.02	1.18	93.55
Primary Zn	2.0% Zn	320	0.84	68.5	1.11	12.29	0.01	0.70	7.83	86.66
Primary	2.0% Zn	4	0.69	22.5	0.67	2.17	0.00	0.00	0.05	0.17
Primary	0.5%Cu <2.0% Zn	87	0.63	24.2	0.65	0.90	0.00	0.07	1.24	1.72
Total		2,018
Indicated
Oxides	0.5 g/t Au	4,036	7.17	30.7	0.08	0.07	0.93	3.98
Supergene Cu	0.5% Cu	6,660	0.71	30.9	3.83	0.10	0.15	6.61	562.32
Primary Zn	2.0% Zn	8,256	0.76	59.2	1.06	9.07	0.20	15.70	192.93	1,650.80
Primary	2.0% Zn	1,659	0.75	31.4	0.79	3.09	0.04	1.68	28.89	113.02
Primary	0.5%Cu <2.0% Zn	4,657	0.67	33.4	1.16	1.01	0.10	5.00	119.11	103.70
Total		25,268
Measured & Indicated
Oxides	0.5 g/t Au	4,800	7.02	30.2	0.09	0.08	1.084	4.66
Supergene Cu	0.5% Cu	7,503	0.72	32.3	3.96	0.12	0.173	7.79	655.87
Primary Zn	2.0% Zn	8,576	0.76	59.5	1.06	9.19	0.210	16.41	200.75	1,737.46
Primary	2.0% Zn	1,663	0.75	31.4	0.79	3.09	0.040	1.68	28.95	113.18
Primary	0.5%Cu <2.0% Zn	4,744	0.67	33.2	1.15	1.01	0.10	5.07	120.07	105.53
Total		27,286

Inferred
Oxides	0.5 g/t Au	60	2.85	17.5	0.03	0.02	0.01	0.03
Supergene Cu	0.5% Cu	206	0.48	21.1	1.94	0.03	0.00	0.14	8.82
Primary Zn	2.0% Zn	6,803	0.65	53.3	0.83	8.42	0.14	11.66	124.49	1,262.85
Primary	2.0% Zn	510	0.62	36.5	1.02	3.29	0.01	0.60	11.47	36.98
Primary	0.5%Cu <2.0% Zn	4,147	0.68	37.3	0.99	0.87	0.09	4.97	90.52	79.55
Total		11,726

The 2005 Bisha Resource Statement is based on 347 diamond and 9 reverse circulation pre-collar diamond drill holes covering a strike length of 1,200 metres and to depths varying from surface to 375 metres.  No data from RC holes was utilized.(The October 2004 Bisha

Resource Statement was based on 310 diamond, 9 reverse circulation pre-collar diamond drill holes and 33 reverse circulation holes.)

This resource estimate was completed by AMEC, a major international engineering services company, and complies with the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by National Instrument 43-101.

The Bisha Main VMS Deposit has three distinct mineralized zones, the near surface oxide gold zone, a supergene copper zone and the primary sulphide zones (See Figure 1 in this release).

AMEC has identified an additional noteworthy mineral resource within the primary horizon that contains >0.5% copper but <2% zinc that was not included in the 2004 resource statement. This has added significant tonnage and contained metal to the resource statement.

Figure 1: 3D Model of Bisha deposit looking west

 A more complete breakdown of resource categories as they relate to tonnage, metal content and grade and a comparison to the 2004 resource calculation can be observed on the Nevsun website at www.nevsun.com.

Estimation Methodology

This resource model was created using industry standard techniques.  The block grades were estimated within domains based on interpretation of geologic parameters logged in drill holes.  Sectional spacings of 12.5 to 25 metres were used for the basic interpretations. The sectional interpretations were subsequently rationalized in plan. Solid (wireframe) models were created from these and became the basis for coding the block model. Grades were estimated using multiple passes of ordinary kriging with search neighborhoods conforming to the geological trend and geostatistical properties of the deposit. All assays with less than 60% core recovery were removed from the database.

Restriction of extreme grades was used to remove metal at risk as derived from analyses of the assay distributions. The metal at risk analysis is essentially a Monte Carlo simulation study, the output of which is an amount of metal deemed to be at a sufficiently high risk to be removed from the resource.  High grade search restrictions were employed to remove the metal, helping to ensure that model grades and tonnages will be realized during mining.  Calibrated in the Measured and Indicated blocks of the model, approximately 8% of the gold in the oxide horizon, 3% of the zinc in the primary zinc domain, 20% of the silver in the oxide horizon and 5% of the copper in the supergene horizon was removed.

Bulk density in the oxide zones was estimated by averaging the measurements from within the modeled mineralization zones.  Within the supergene and primary zones, multiple regression was used to establish a relationship between specific gravity determinations and iron, copper, lead, zinc, sulphur and barium analyses.  This relationship was then applied to the model blocks.

Variography and confidence limit analyses were used in conjunction with confidence in geological modeling and database integrity to develop resource classification criteria.  Measured resources were defined by drillholes spaced 25 metres apart on 12.5 metre spaced sections. Those portions of the resource drilled with holes spaced 25 metres apart on 25 metre spaced sections were classified as Indicated.  Inferred resources were defined to be the remainder of the resource within 50 metres of drilling.  All categories of resource material were restricted to the geologically interpreted mineralization domains.

The geologic model was formulated by Nevsun under the supervision of Bill Nielsen, P.Geo. Nevsun’s V.P. of Exploration. Geologic modeling was completed by Nevsun and AMEC. The Bisha QA/QC program used to monitor the accuracy of the assay database was reviewed and verified by AMEC’s Qualified Person, Douglas Reddy, P.Geo. Mr. Reddy made a site visit to the Bisha Property in May 2004. Resource modeling was carried out using Gemcom software by Steve Blower, P.Geo. of AMEC who is also the QP for the resource model.

Additional resource potential and future work

Not included in the above resource tabulations are areas of additional resource potential. A wide-spread zone of mineralization consisting of disseminated copper sulphides in oxidized and acidified rocks has also been identified approximately 250 meters into the hanging wall (west) of the Bisha Main Deposit. Examples of this disseminated style of mineralization include holes such as B-111 that encountered 39 metres grading 1.08% copper and B-87 that intersected 31.5 metres assaying 1.44% copper.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding the additional resource potential and final feasibility study.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-02.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com